SCHEDULE 13D

Amendment No. 3
Fidelity Multi-Strategy Credit Fund
Common Shares
Cusip # None

Date of Event Which Requires Filing of This Statement;
June 20, 2024

Cusip # None
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	2,654,334.236
Item 8:	None
Item 9:	2,654,334.236
Item 10: None
Item 11: 2,654,334.236
Item 13: 72.995%
Item 14: HC


Cusip # None
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	2,654,334.236
Item 10: None
Item 11: 2,654,334.236
Item 13: 72.995%
Item 14: IN

This statement constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D originally filed with the Securities and Exchange Commission on May 26, 2023 (the "Original Schedule 13D"), which Original Schedule 13D was amended by Amendment No. 1 on July 13, 2023, and was amended by Amendment No. 2 on February 27, 2024, and relates to Common Shares of Beneficial Interest (the "Common Shares"), of Fidelity Multi-Strategy Credit Fund, a Delaware statutory trust
(the "Issuer"), which has its principal executive offices at 245 Summer Street, Boston, MA, 02210 (the "Company").


Except as specifically amended by this Amendment No. 3, the
Schedule 13D is unchanged.


Item 2.	Identity and Background.

The information in Item 2(b)-(c) and (f) is hereby amended by replacing Schedule A thereof with the Schedule A attached hereto.

Item 5.	Interest in Securities of Issuer.
(a) and (b) The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 2,654,334.236 issued and outstanding Common Shares representing 72.995% of the total amount of Common Shares and have the sole power to vote and dispose of such shares.
(c) Except as described herein, no transactions in Common Shares of Beneficial Ownership were effected during the past 60 days by the FMR Reporters.
(d) To the best knowledge of the FMR Reporters, no person other than the FMR Reporters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
(e) Not applicable.


SCHEDULE A

The name and present principal occupation or employment of each executive officer and director of FMR LLC are set forth below. The business address of each person is 245 Summer Street, Boston, Massachusetts 02210, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.

NAME				POSITION WITH			PRINCIPAL
				FMR LLC				OCCUPATION

Abigail P. Johnson 		CEO, Director, 			CEO, Director, & Chairman
				& Chairman of the 		of the Board, FMR LLC
				Board

Edward C. Johnson, IV		Director			Director, FMR LLC &
								President of Pembroke
								Real Estate

Gerard McGraw			Director			Director, FMR LLC &
								Executive Vice President

Michael E. Wilens		Director			Director, FMR LLC &
								President of Enterprise
								Services

Stephen C. Neff			Director			Director, FMR LLC

Roberto Braceras		Executive Vice President	Executive Vice President
				& General Counsel		& General Counsel

Margaret Serravalli		Executive Officer		Executive Officer, FMR LLC
								& Chief Administrative Officer

Roger Stiles 			Executive Officer 		Executive Officer, FMR LLC
								& Head of Fidelity Wealth

Sharon Brovelli 		Executive Officer		Executive Officer,
								FMR LLC & President, Fidelity
								Workplace Investing

Ronald DePoalo			Executive Officer		Executive Officer,
								FMR LLC & Head of Fund
								& Brokerage Operations
								& Technology

Kevin Barry			Chief Financial Officer		Executive Officer,
								FMR LLC & Chief Financial
								Officer

Bart Grenier			Executive Officer		Executive Officer,
								FMR LLC & Head of
								Asset Management

Vadim Zlotnikov			Executive Officer 		Executive Officer,
								FMR LLC & Head of
								Fidelity Institutional

Thomas Jessop			Executive Officer		Executive Officer, FMR LLC
								& Head of Fidelity Brokerage

Mona Vernon			Executive Officer		Executive Officer, FMR LLC
								& Head of Human Resources

William Freitas			Executive Officer		Executive Officer, FMR LLC
								& Head of Technology &
								Global Services



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on June 24, 2024, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Shares of Fidelity Multi-Strategy Credit Fund at June 20, 2024.

FMR LLC

By /s/ Richard Bourgelas
Richard Bourgelas
Duly authorized under Power of Attorney effective as of May 23, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Richard Bourgelas
Richard Bourgelas
Duly authorized under Power of Attorney effective as of May 23, 2023, by and on behalf of Abigail P. Johnson*

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on on August 8, 2023, accession number:
0000315066-23-002397.